EXHIBIT 2.23

                                 [AMBEV LOGO]

                  COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

      Corporate Taxpayers' Identification (CNPJ/MF) # 02.808.708/0001-07
                  Companies Registrar (NIRE) # 35.300.157.770
                           Publicly-Traded Company

                             MATERIAL INFORMATION

                  FURTHER DEFINITIONS REGARDING THE PROPOSED
                   COMBINATION BETWEEN AMBEV AND INTERBREW

Companhia de Bebidas das Americas - AmBev ("AmBev") (BOVESPA: AMBV3, AMBV4; and NYSE: ABVc; ABV), in compliance with the provisions of CVM Normative Rulings # 358/2002 and 319/1999, announces today that further definitions have been achieved regarding the proposed combination between AmBev and Interbrew SA ("Interbrew") disclosed on March 3, 2004 (the "Operation").

Interbrew and Fomento Economico Mexicano SA de CV ("FEMSA") achieved an agreement in order to unwind their U.S. and Mexican joint ventures and terminate the existing commercial arrangements between FEMSA and the parties' U.S. distribution joint venture.

Labatt Brewing Company Limited ("Labatt"), a wholly owned subsidiary of Interbrew, will sell to FEMSA its 30% interest in Femsa Cerveza SA de CV ("Femsa Cerveza"), a subsidiary of FEMSA, for US$1.245 billion in cash. Concurrently, Labatt's US subsidiary, Labatt USA L.L.C. ("LUSA") will assign the US distribution rights for Femsa Cerveza brands to Wisdom Import Sales Company L.L.C. ("Wisdom"), a wholly owned subsidiary of Femsa Cerveza, in exchange for the redemption of Wisdom's indirect 30% interest in LUSA, which shall be transferred to Interbrew before the closing of the planned Operation.

In addition, FEMSA and its affiliates have agreed to withdraw their lawsuit filed against Interbrew and certain of its affiliates on March 12, 2004 in U.S. federal court, which sought a preliminary injunction of certain aspects of the Operation, and has committed not to bring any litigation, make any regulatory filing, or otherwise oppose the combination.

The agreements relating to the Operation contemplated alternative structures to address the outcome of any negotiations that might take place between Interbrew and FEMSA with respect to Labatt's interest in Femsa Cerveza and LUSA, including the case in which such interests would not be included in the assets of Labatt at the time of the merge of Labatt into AmBev.

Accordingly, as provided in the transaction documents and as contemplated in the existing investment bank appraisals that were commissioned by AmBev , AmBev will now issue to Interbrew, in relation to the acquisition of Labatt, approximately 7.9 billion (instead of 9.5 billion) voting shares and approximately 11.4 billion (instead of 13.8 billion) preferred shares. Moreover, other financial arrangements, including the issuance of promissory notes, originally contemplated in the transaction documents in anticipation of the various possible outcomes of the negotiations with FEMSA regarding Femsa Cerveza and LUSA, will no longer be applicable.

Given the reduction in the number of shares to be issued by AmBev, Interbrew now is expected to hold an 83.9% voting interest in AmBev (instead of 84.9%) and a 54.4% economic interest (instead of 57.5%), assuming full acceptance of the mandatory tender offer for all publicly-held AmBev voting shares that will be launched by Interbrew following the closing.

Commenting on the announcement of the unwind transactions, AmBev's CEO Carlos Brito said that "We are also pleased with the outcome of this negotiation and with the withdrawal of the lawsuit in the United States, which was regarded in some circles in

Brazil as casting doubt on the outcome of the InterbrewAmbev transaction. Moreover, this settlement in no way changes AmBev's essential strategy and focus on the markets of the Americas, including Mexico".

AmBev continues to work towards satisfying the conditions that must be met in order to consummate the Operation. The first of the two AmBev shareholders' meetings to be held in connection with the merger of Labatt into AmBev took place on May 18, 2004. At that meeting, several matters relating to the merger of Labatt into AmBev were approved by more than 80% of the voting shares. Dissenting votes accounted for only 0.64%, the majority of which, AmBev believes, were based on issues that are no longer relevant as a result of the transactions announced today by Interbrew and FEMSA. Next steps include the preparation of the definitive appraisal reports required under Brazilian law, as well as the convening of the second and final AmBev shareholders' meeting to approve all aspects of the merger of Labatt into AmBev.

                           Sao Paulo, May 24, 2004.

                  Companhia de Bebidas das Americas - AMBEV
                       Luiz Felipe Dutra Leite Investor
                              Relations Officer